MISSION WEST PROPERTIES, INC.
                               10050 Bandley Drive
                               Cupertino, CA 95014


March 30, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Mission West Properties, Inc.

Ladies and Gentlemen,

Pursuant to Rule 177 under the Securities Act of 1933, as amended, Mission West Properties (the "Registrant") hereby requests the withdrawal today of the post-effective amendment no. 2 to registration statement on Form S-4 on Form S-3 filed on March 29, 2006 because it was inadvertently filed under the incorrect EDGAR submission tag, S-3/A, and a new post-effective amendment no. 2 to registration statement on Form S-4 on Form S-3 has been re-filed today under the submission tag, POS AM. No securities have been sold in connection with the offering.


Very truly yours,

MISSION WEST PROPERTIES, INC.

By: /s/ Wayne N. Pham
    ---------------------------
    Wayne N. Pham
    Vice President of Finance